Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

November 21, 2017

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	ADT Inc.
Amendment 1 to Draft Registration Statement on Form S-1
Submitted November 6, 2017
CIK No. 0001703056

Dear Mr. Spirgel:

On behalf of ADT Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form for non-public review the accompanying Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement submitted with the Securities and Exchange Commission (the “Commission”) on November 6, 2017.

Amendment No. 2 was confidentially submitted to the Commission for non-public view pursuant to the public filing guidelines announced by the Division of Corporate Finance on June 29, 2017 (the “Public Filing Guidelines”). The Company hereby acknowledges its agreement to the Public Filing Guidelines. The Company hereby confirms that it will publicly file its Registration Statement and all amendments thereto at least 15 days prior to any road show or, if there is no road show, at least 15 days before the effective date of the Registration Statement.

Amendment No. 2 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated November 16, 2017 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein (the “Prospectus”).

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 21, 2017

The Company has asked us to convey the following as its responses to the Staff:

Our History and Transformation, page 4

1.	In your response letter, tell us how you calculated the financial metrics of gross customer revenue attrition of 16.5% and 14.3% for pre-acquisition legacy ADT for its fiscal year ended September 25, 2015 and for post-acquisition legacy ADT in the trailing twelve-month period ended June 30, 2017, respectively. In this regard, we note that ADT Corp. disclosed in its September 25, 2015 Form 10-K that it is customer revenue attrition rate for the trailing 52 weeks was 12.2%. Also tell us how you calculated the Adjusted EBITDA margins for the pre-acquisition legacy ADT for the fiscal year ended September 25, 2015 and for the company in the trailing twelve-month period ended June 30, 2017. Explain why you chose to compare the Adjusted EBITDA of the pre-acquisition legacy ADT to the post-acquisition combined company of Protection One, ASG and ADT.

Gross Customer Revenue Attrition

As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Performance Indicators, the gross customer revenue attrition rate is calculated on a trailing twelve-month basis, the numerator of which is the annualized recurring revenue lost during the period due to attrition, net of dealer charge-backs and reinstatements, and the denominator of which is total annualized recurring revenue based on an average of recurring revenue under contract at the beginning of each month during the period.

The Company respectfully advises the Staff that ADT Inc. management utilizes gross customer revenue attrition to assess customer retention whereas The ADT Corporation management reported net customer revenue attrition in its September 25, 2015 Form 10-K. The primary difference between the two metrics is that net customer revenue attrition is presented net of re-sales. Re-sales occur when the Company activates service at a location previously served by the Company. The impact of re-sales accounts for the difference between the 16.5% gross customer revenue attrition for pre-acquisition legacy ADT for its fiscal year ended September 25, 2015 as reported in the Registration Statement and the 12.2% net customer revenue attrition as reported in The ADT Corporation Form 10-K for the fiscal year ended September 25, 2015.

Adjusted EBITDA Margin

For the fiscal year ended September 25, 2015, the Adjusted EBITDA margin for pre-acquisition legacy ADT of 54.1% is calculated by dividing Adjusted EBITDA of $1,831 million by monitoring and related services revenue of $3,383 million. The calculation for Adjusted EBITDA of $1,831 million is located on page 139 of Amendment No. 1 (or page 143 of Amendment No. 2) within footnote (a) to the supplemental pro forma table for the year ended December 31, 2015. Monitoring and related services revenue of $3,383 million is located on page 135 of Amendment No. 1 (or page 138 of Amendment No. 2) within Note 2 to Note 3. The ADT Corporation Twelve Months Ended December 31, 2015 and Reclassifications.

For the twelve months ended June 30, 2017, the Adjusted EBITDA margin for the Company of 56.8% is calculated by dividing Adjusted EBITDA of $2,259 million by monitoring and related services revenue of $3,979 million. The calculations for Adjusted EBITDA of $2,259 million and monitoring and related services revenue of $3,979 million are located on page 25 of Amendment No. 1 within footnote (k) to the table of historical and pro forma results. The corresponding amounts for the twelve months ended September 30, 2017 are located on page 26 of Amendment No. 2 within footnote (k) to the table of historical and pro forma results.

The Company has chosen to compare the Adjusted EBITDA of the pre-acquisition legacy ADT to the post-acquisition combined Company of Protection One, ASG, and ADT because we believe pre-acquisition legacy ADT is a familiar and meaningful historical data point. We believe users of our financial statements are familiar with pre-acquisition legacy ADT because it was a public company until May 2, 2016. Additionally, we believe it is a meaningful comparison as the operations of legacy ADT comprise a significant portion of the combined Company.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 21, 2017

Risk Factors, page 32

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities, page 60

2.	We note your response to our prior comment 7. To provide further context, please disclose the total number of directors on the board of directors and the current number of directors who are designees of Apollo and designees of the Co-Investor.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 62 of Amendment No. 2.

Financial Statements for the Six Months Ended June 30, 2017

3.	We note your disclosure on page 200 that an immediate family member of your CEO was granted options to acquire 5,555.56 shares of common stock in ADT Inc. on June 29, 2017. Please provide us with detailed information regarding all stock based compensation granted subsequent to year end. If the grants are significant, please disclose this information in the notes to your financial statements and / or critical accounting estimates.

Subsequent to December 31, 2016, the Company granted Options under its Equity Incentive Plan and Ultimate Parent granted Profit Units under its Profit Unit Plan as well as Class A-2 Units in Ultimate Parent pursuant to certain employment and service agreements to certain employees and service providers. Detailed information regarding these grants is summarized in the table below (in thousands, except share and per share data):

Grant Date	Awards Granted	Weighted Average Exercise Price or Distribution Threshold, as applicable		Weighted Average Grant Date Fair Value(1)	Aggregate Fair Value
Options
March 27, 2017	855,556	$11.77 per share	(2)	$3.25 per share	$2,781
June 29, 2017	279,253	12.02 per share		3.25 per share	908
August 21, 2017	50,000	13.26 per share		3.25 per share	163

Profit Units
March 27, 2017	83,333	11.77 per unit	(2)	4.07 per unit	339
August 21, 2017	97,222	13.26 per unit		4.07 per unit	396

Class A-2 Units
June 28, 2017	24,217	N/A		12.02 per share	291
July 27, 2017	3,771	N/A		13.26 per share	50
October 27, 2017	12,108	N/A		16.85 per share	204

Total					$5,132

(1)	For Options and Profit Units, the grant date fair value was determined using a Black-Scholes valuation approach. For Class A-2 Units, the grant date fair value is equal to the fair value of the Class A-2 Units at the grant date.
(2)	Options were granted with an exercise price of $12.30 per share and were subsequently adjusted to $11.77 per share to give effect to the Special Dividend. The grant date distribution threshold for the Profit Units was $12.30 per unit. The $11.77 per unit included in the table above reflects the impact of the Special Dividend towards the achievement of the distribution threshold.

We acknowledge the Staff’s comment and respectfully advise that we believe these grants are insignificant individually, and in the aggregate, and therefore have not provided disclosure in the notes to the interim financial statements or critical accounting estimates.

*         *        *

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

November 21, 2017

If you have any questions regarding Amendment No. 2 or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone
Tracey A. Zaccone

cc:	Chris Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

P. Gray Finney

ADT Inc.

Jeff Likosar

ADT Inc.